The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 20, 2009.

Pricing Supplement to the Prospectus dated April 6, 2009, the Prospectus Supplement dated April 6, 2009, and the Prospectus Supplement No. 209 dated October 27, 2009 – No. 246	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-154173

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Autocallable Index-Linked Notes due 2010 (Linked to the Dow Jones Euro STOXX 50® Index)

General

Your notes will not bear interest. The amount that you will be paid on your notes will be based on the performance of the Dow Jones Euro STOXX 50® Index (which we refer to as the index or the underlier), subject to some very significant conditions which are described below.

If, as measured on each call observation date (every Wednesday of each week commencing on December 9, 2009 and ending on the determination date (September 1, 2010), each subject to adjustment), the closing level of the index has increased by 7% or more from the initial index level (the closing level of the index on the trade date) on any of the call observation dates, your notes will be automatically called and three business days after the call observation date we will pay you a cash settlement amount of $1,070 for each $1,000 face amount of your notes. As a result of this weekly call feature, the return on your notes is capped and the maximum payment you could receive with respect to a $1,000 face amount note is $1,070.

If the closing level of the index has declined, as compared to the initial index level, by more than the knock-out amount of 20.00% on any day during the measurement period (every trading day from but excluding the trade date (November 26, 2009) to and including the determination date), and your notes have not been called, at stated maturity the return on your notes will equal the performance of the index (subject to a maximum increase of 7%) from the trade date through the determination date.

If a knock-out event has not occurred and your notes have not been called, the return on your notes will be the contingent minimum return of 6% if the final index level (closing level of the index on the determination date) (a) has remained the same or declined 20.00% or less from the initial index level (a decline of more than 20.00% will result in a knock-out event) or (b) has increased by not more than 6% from the initial index level. If the final index level is more than 6%, but less than 7%, greater than the initial index level, your return on your notes will be equal to such increase (if the index level increases by 7% or more, your notes will be called).

If your notes are not called, on the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the index, which we refer to as the index return. The index return will be determined as follows: First, we will subtract the initial index level from the final index level. Then, we will divide the result by the initial index level and express the resulting fraction as a percentage.

If the notes are not called, the cash settlement amount for each note will be an amount in cash equal to:

•    if a knock-out event occurs, the sum of (i) $1,000 plus (ii) the product of the index return multiplied by $1,000;

•    if a knock-out event does not occur:

•    if the index return is (a) zero or negative (the final index level is equal to or less than the initial index level) or (b) positive (the final index level is greater than the initial index level), but not greater than 6%, $1,060 (the sum of (i) $1,000 plus (ii) the product of the contingent minimum return multiplied by $1,000);

•    if the index return is greater than 6%, the sum of $1,000 plus the product of the index return multiplied by $1,000.

Therefore, you will receive less than the face amount of your notes on the stated maturity date and you could lose all or a substantial portion of your investment in the notes if there is a knock-out event and the final index level is less than the initial index level. The maximum return on your notes is 7%. In addition, as a result of the knock-out feature, a small change in the index level could result in a significant decrease in the return on your notes.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the notes found in “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-60 of the accompanying prospectus supplement no. 209.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through May     , 2010. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-46 of the accompanying prospectus supplement no. 209 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement so that you may better understand those risks.

Original issue date:	December 1, 2009	Original issue price:	100% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

* The notes will be sold at variable prices. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of   % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Dow Jones Euro STOXX 50® Index is the intellectual property of (including registered trademarks) STOXX Limited, Zurich, Switzerland and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA, (the “Licensors”), which is used under license. The notes linked to Dow Jones Euro STOXX 50® Index are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto.

Goldman, Sachs & Co.	JPMorgan

Pricing Supplement dated                 , 2009.

Summary Information

We refer to the notes we are offering by this pricing supplement as the “notes”. Each of the notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 209” mean the accompanying prospectus supplement no. 209, dated October 27, 2009, of The Goldman Sachs Group, Inc., to the accompanying prospectus. This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-60 of the accompanying prospectus supplement no. 209.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.
Underlier:	Dow Jones Euro STOXX 50® Index (Bloomberg symbol, “SX5E”)
Specified currency:	U.S. dollars (“$”)
Terms to be specified in accordance with the accompanying prospectus supplement no. 209:

•       type of notes: notes linked to a single underlier

•       exchange rates: not applicable

•       averaging dates: not applicable

•       buffer level: not applicable

•       interest: not applicable

•       coupon: not applicable

•       redemption right or price dependent redemption right: yes, as described below

•       cap level: not applicable

•       contingent minimum return: yes, as described below

Face amount:	each note will have a face amount of $1,000; $ in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date
Minimum denomination:	$10,000 and integral multiples of $1,000 in excess thereof

Cash settlement amount (on any call date):	• if your notes are automatically called, $1,070 (the sum of (i) $1,000 plus (ii) the product of $1,000 multiplied by the call premium amount (7.00%)), for each $1,000 face amount of your notes
Cash settlement amount (on the stated maturity date):

•       if your notes are not automatically called, for each $1,000 face amount of your notes

•       if a knock-out event occurs during the measurement period, the sum of (i) $1,000 plus (ii) the product of the underlier return multiplied by $1,000; and

•       if a knock-out event does not occur during the measurement period,

•       if the underlier return is (a) zero or negative (the final underlier level is equal to or less than the initial underlier level) or (b) positive (the final underlier level is greater than the initial underlier level), but not greater than 6%, $1,060 (the sum of (i) $1,000 plus (ii) the product of the contingent minimum return (6%) multiplied by $1,000); and

•       if the underlier return is greater than 6%, the sum of (i) $1,000 plus (ii) the product of the underlier return multiplied by $1,000

Initial underlier level (to be set on the trade date):	the closing level of the underlier on the trade date
Final underlier level:	the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-79 of the accompanying prospectus supplement no. 209 and subject to adjustment as provided under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Discontinuance or Modification of an Underlier ” on page S-82 of the accompanying prospectus supplement no. 209
Underlier return:	the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage
Upside participation rate:	100.00%
Call level:	107.00% of the initial underlier level
Call premium amount:	7.00%

Call observation dates:	every Wednesday of each week, commencing on December 9, 2009 and ending on September 1, 2010, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Call Observation Dates” on page S-76 of the accompanying prospectus supplement no. 209
Call payment dates:	three business days after each originally scheduled call observation date, each subject to postponement as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Call Payment Dates” on page S-74 of the accompanying prospectus supplement no. 209
Knock-out event:	the closing level of the underlier has declined, as compared to the initial underlier level, by more than the knock-out amount during the measurement period
Knock-out amount:	20.00%
Measurement period:	every trading day from but excluding the trade date to and including the determination date, subject to adjustment as described in “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Measurement Periods” on page S-77 of the accompanying prospectus supplement no. 209
Contingent minimum return:	6%
Trade date:	November 26, 2009
Original issue date (settlement date):	December 1, 2009
Stated maturity date:

September 7, 2010, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes—Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable—Stated Maturity Date” on page S-73 of the accompanying prospectus supplement no. 209

Determination date:

September 1, 2010, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes—Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable—Determination Date” on page S-74 of the accompanying prospectus supplement no. 209

No interest:	the offered notes will not bear interest
No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system
Redemption:	as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Redemption of Your Notes” on page S-61 of the accompanying prospectus supplement no. 209
Calculation agent:	Goldman, Sachs & Co.

Closing level of the underlier:	the official closing level of the underlier or any successor underlier published by the underlier sponsor on the relevant trading day
Business day:	as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Special Calculation Provisions — Business Day” on page S-84 of the accompanying prospectus supplement no. 209
Trading day:	each day on which the Dow Jones Euro STOXX 50® Index is calculated and published by the underlier sponsor
Fixed income CUSIP no.:	38143UFQ9
ISIN:	US38143UFQ94
Use of proceeds and hedging:	as described under “Use of Proceeds and Hedging” on page S-90 of the accompanying prospectus supplement no. 209
Supplemental discussion of federal income tax consequences:	as described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-12 of this pricing supplement
ERISA:	as described under “Employee Retirement Income Security Act” on page S-98 of the accompanying prospectus supplement no. 209
Conflicts of interest:	Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a "conflict of interest" in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder
FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

Additional Terms Specific to Your Notes

You should read this pricing supplement together with the prospectus dated April 6, 2009, the prospectus supplement dated April 6, 2009, and the prospectus supplement no. 209 dated October 27, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated April 6, 2009:

http://www.sec.gov/Archives/edgar/data/886982/000095012309006141/y74641p3posasr.htm

•	Prospectus supplement dated April 6, 2009

http://www.sec.gov/Archives/edgar/data/886982/000095012309006143/y75395ae424b2.htm

•	Prospectus supplement no. 209 dated October 27, 2009:

http://www.sec.gov/Archives/edgar/data/886982/000119312509214499/d424b2.htm

Hypothetical Examples

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date and the call observation dates could have on the cash settlement amount assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be at the close of any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date or automatically called on one of the call payment dates. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the underlier.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-47 of the accompanying prospectus supplement no. 209 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement.

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	100%
Contingent minimum return	6%
Knock-out amount	20.00%
Call level	107%
Call premium amount	7%

• Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date or on any call observation date
• No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
• Notes purchased on original issue date and held to the stated maturity date or automatically called on a call payment date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes on a call payment date or at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable on a call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier ” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the first (the leftmost) column of the table below represent hypothetical final underlier levels on the determination date and are expressed as percentages of the initial underlier level. The amounts in the second column represent the hypothetical cash settlement amounts, as percentages of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that the notes have not been automatically called on or prior to the determination date and a knock-out event has not occurred (i.e., the closing level of the underlier has not been equal to or greater than the call level on each of the call observation dates on or prior to the determination date and the closing level of the underlier has not declined, as compared to the initial underlier level, by more than the knock-out amount during the measurement period). The amounts in the third column represent the hypothetical cash settlement amounts, as percentages of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that the notes have not been automatically called on or prior to the determination date and a knock-out event has occurred (i.e., the closing level of the underlier has not been equal to or greater than the call level on each of the call observation dates on or prior to the determination date and the closing level of the underlier has declined, as compared to the initial underlier level, by more than the knock-out amount during the measurement period). A hypothetical cash settlement amount of 106% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 106% of the face amount of a note.

This table assumes that your notes have not been automatically called on or prior to the determination date and reflects hypothetical cash settlements that you could receive on the stated maturity date. If your notes are automatically called, the cash settlement amount that we would deliver on your notes on the call payment date would be 107% of the face amount of your notes. Therefore, you would not benefit from any increase in the final underlier level over 107% of the initial underlier level.

Hypothetical Final Underlier Level on the Determination Date (as percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount at Maturity (as % of Face Amount)
	A knock-out event has not occurred	A knock-out event has occurred
150%	N/A	N/A
130%	N/A	N/A
110%	N/A	N/A
107%	N/A	N/A
106.5%	106.5%	106.5%
106%	106%	106%
105%	106%	105%
103%	106%	103%
102%	106%	102%
100%	106%	100%
90%	106%	90%
80%	106%	80%
60%	N/A	60%
50%	N/A	50%
30%	N/A	30%
10%	N/A	10%
0%	N/A	0%

If, for example, the notes have not been automatically called on or prior to the determination date and a knock-event has not occurred and the final underlier level were determined to be 90% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 106% of the face amount of your notes, as shown in the table above. Because a knock-out event has not occurred and the hypothetical return of
-10% is less than the contingent minimum return of 6%, the cash settlement amount that we would deliver on your notes at maturity would be 106% of the face amount of your notes, as shown in the table above.

If, for example, the notes have not been automatically called on or prior to the determination date and a knock-out event has occurred and the final underlier level were determined to be 90% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 90% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 10% of your investment. In addition, if the final underlier level were determined to be 60% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 60% of the face amount of your notes, as shown in the table above.

The cash settlement amounts shown above are entirely hypothetical; they are based on closing levels of the underlier that may not be achieved on any trading day during the measurement period, or on any call observation date (including the determination date) and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-52 of the accompanying prospectus supplement no. 209.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day or call observation date, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on whether or not a knock-out event has occurred, whether the notes are called, the actual initial underlier level we will set on the trade date, the closing level of the underlier on any call observation date, the closing level of the underlier on any trading day during the measurement period and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

Additional Risk Factors Specific to Your Notes

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009, and “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes” in the accompanying prospectus supplement no. 209. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

•

ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF YOUR NOTES ON THE TRADE DATE (AS DETERMINED BY REFERENCE TO PRICING MODELS USED BY GOLDMAN, SACHS & CO.) WILL, AND THE PRICE YOU MAY RECEIVE FOR YOUR NOTES MAY, BE SIGNIFICANTLY LESS THAN THE ISSUE PRICE

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through May     , 2010. After May     , 2010, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread. In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-52 of the accompanying prospectus supplement no. 209. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — Your Notes May Not Have an Active Trading Market” on page S-51 of the accompanying prospectus supplement no. 209.

•	YOU MAY LOSE YOUR ENTIRE INVESTMENT IN THE NOTES

You can lose all or substantially all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level on the determination date. If a knock-out event has occurred and the final underlier level for your notes is less than the initial underlier level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. Thus, you may lose your entire investment in the notes. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you paid for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

•	THE RETURN ON YOUR NOTES MAY DECREASE SIGNIFICANTLY DESPITE ONLY A SMALL CHANGE IN THE UNDERLIER LEVEL

If a knock-out event occurs at any time during the measurement period and the final underlier level is less than the initial underlier level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while an underlier decline of 19.50% will not result in a loss of principal on the notes (so long as a knock-out event does not occur), an underlier decline of more than 20.00% of the initial underlier level during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level.

•	THE POTENTIAL FOR THE VALUE OF YOUR NOTES TO INCREASE IS LIMITED

The maximum payment that you may receive per $1,000 face amount of your notes is $1,070. Your ability to participate in any increase in the value of the underlier over the life of your notes will be limited by the weekly call feature, by which your notes will be automatically called if the closing level of the underlier has increased by 7.00% or more from the initial underlier level on any of the call observation dates. The call level will limit the amount in cash you may receive for each of your notes, no matter how much the level of the underlier may rise beyond the call level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

•	YOUR NOTES WILL NOT BEAR INTEREST

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-underliered debt security of comparable maturity that bears interest at a prevailing market rate.

•	THE POTENTIAL TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE AT ANY TIME DURING THE LIFE OF YOUR NOTES

If during the measurement period the closing level of the underlier has declined, as compared to the initial underlier level, by more than the knock-out amount of 20.00%, you will not be entitled to receive the protection provided by the contingent minimum return on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the level of the underlier.

•	YOUR NOTES ARE SUBJECT TO AUTOMATIC REDEMPTION

We will call and automatically redeem all, but not part, of your notes on the call payment dates, if the closing level of the underlier on any of the call observation dates is greater than or equal to the call level (107.00% of the initial underlier level). Therefore, the term for your notes may be reduced to as short as one week. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to maturity.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF GOLDMAN SACHS

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of Goldman Sachs. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

•	WE MAY SELL AN ADDITIONAL AGGREGATE FACE AMOUNT OF THE NOTES AT A DIFFERENT ISSUE PRICE

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

•	THE RETURN ON YOUR NOTES WILL NOT REFLECT ANY DIVIDENDS PAID ON THE UNDERLIER STOCKS

The underlier sponsor calculates the level of the underlier by reference to the prices of the stocks included in the underlier, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the underlier and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers.

•	YOU HAVE NO SHAREHOLDER RIGHTS OR RIGHTS TO RECEIVE ANY STOCK

Investing in your notes will not make you a holder of any of stocks included in the underlier. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the underlier stocks. Your notes will be paid in cash, and you will have no right to receive delivery of any underlier stocks.

•	YOUR NOTES MAY BE SUBJECT TO AN ADVERSE CHANGE IN TAX TREATMENT IN THE FUTURE

The Internal Revenue Service announced on December 7, 2007 that it is considering the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid derivative contracts, which could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-12 of this pricing supplement. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-12 of this pricing supplement unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

The Underlier

The Dow Jones Euro STOXX 50® Index, which we refer to as the Euro STOXX 50 Index, is a capitalization-weighted index of 50 European blue-chip stocks and was created by STOXX Limited, a joint venture between Deutsche Boerse AG, Dow Jones & Company, Inc. and SWX Swiss Exchange. Publication of the Euro STOXX 50 Index began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991. The Euro STOXX 50 Index is published in The Wall Street Journal and disseminated on the STOXX Limited website: http://www.stoxx.com. STOXX Limited is under no obligation to continue to publish the Euro STOXX 50 Index and may discontinue publication of the Euro STOXX 50 Index at any time.

The top ten constituent stocks of the Euro STOXX 50 Index as of October 30, 2009, by weight, are: Total (6.05%), BCO Santander (6.01%), Telefonica (5.24%), Sanofi-Aventis (3.55%), E.ON (3.50%), BNP Paribas (3.40%), Siemens (3.37%), BCO Bilbao Vizcaya Argentaria (3.07%), Eni (2.68%) and Bayer (2.62%); constituent weightings may be found at http://www.stoxx.com/indices/download.html?symbol=SX5E under “General Information — Index Factsheet” and are updated periodically.

As of October 30, 2009, the 17 industry sectors which comprise the Euro STOXX 50 Index represent the following weights in the index: banks (22.0%); utilities (11.1%); telecommunications (10.1%); oil & gas (9.8%); insurance (9.0%); chemicals (6.2%); food and beverage (5.4%); industrial goods and services (5.2%); technology (4.0%); health care (3.5%); personal and household goods (3.5%); construction and materials (3.0%); automobiles and parts (2.4%); media (1.6%); basic resources (1.4%); retail (1.2%) and financial services (0.7%); industry weightings may be found at http://www.stoxx.com/indices/download.html?symbol=SX5E under “General Information — Index Factsheet” and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of October 30, 2009, the 9 countries which comprise the Euro STOXX 50 Index represent the following weights in the index: France (35.0%); Germany (26.1%); Spain (16.9%); Italy (11.0%); the Netherlands (5.1%); Finland (2.2%); Belgium (1.5%); Luxembourg (1.4%) and Ireland (0.8%); country weightings may be found at http://www.stoxx.com/indices/download.html?symbol=SX5E under “General Information — Index Factsheet” and are updated periodically.

Where any index component stock price is unavailable on any trading day, the index sponsor will generally use the last reported price for such component stock; further information may be found at http://www.stoxx.com/indices/download.html?symbol=SX5E under “General Information — Index Guide”.

The above information supplements the description of the underlier found in the accompanying prospectus supplement no. 209. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — Dow Jones Euro STOXX 50® Index” on page A-2 of the accompanying prospectus supplement no. 209.

•	Historical High, Low and Closing Levels of the Underlier

The level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

•	You should not take the historical levels of the underlier as an indication of the future performance of the underlier

We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 2, 2006 to November 20, 2009, there were 802 full 9-month periods, the first of which began on January 2, 2006 and the last of which ended on November 20, 2009. In 429 of such 9-month periods, the closing level of the underlier on the final date of such period has been equal to or greater than 107% of the initial underlier level for such period. Therefore, during approximately 53.49% of such 9-month periods, if you had owned notes with terms similar to these notes, your notes would have been called. In 386 of such 9-month periods, the closing level of the underlier on the final date of such period has declined, as compared to the initial underlier level, by more than 20.00%. Therefore, during approximately 48.13% of such 9-month periods, if you had owned notes with terms similar to these notes, a knock-out event with respect to your notes would have occurred. (We calculated these figures using fixed 9-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical levels shown below. The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2006, 2007, 2008 and 2009 (through November 20, 2009). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Final Closing Levels of the Underlier

	High	Low	Final
2006
Quarter ended March 31	3,874.61	3,532.68	3,853.74
Quarter ended June 30	3,890.94	3,408.02	3,648.92
Quarter ended September 30	3,899.41	3,492.11	3,899.41
Quarter ended December 31	4,140.66	3,880.14	4,119.94
2007
Quarter ended March 31	4,272.32	3,906.15	4,181.03
Quarter ended June 30	4,556.97	4,189.55	4,489.77
Quarter ended September 30	4,557.57	4,062.33	4,381.71
Quarter ended December 31	4,489.79	4,195.58	4,399.72
2008
Quarter ended March 31	4,339.23	3,431.82	3,628.06
Quarter ended June 30	3,882.28	3,340.27	3,352.81
Quarter ended September 30	3,445.66	3,000.83	3,038.20
Quarter ended December 31	3,113.82	2,165.91	2,447.62
2009
Quarter ended March 31	2,578.43	1,809.98	2,071.13
Quarter ended June 30	2,537.35	2,097.57	2,401.69
Quarter ended September 30	2,899.12	2,281.47	2,872.63
Quarter ending December 31 (through November 20, 2009)	2,950.82	2,712.30	2,833.06

Supplemental Discussion of Federal Income Tax Consequences

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement and the accompanying prospectus supplement No. 209.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax exempt organization;

•	a regulated investment company;

•	a common trust fund;

•	a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

You will be obligated pursuant to the terms of the notes — in the absence of an administrative determination or judicial ruling to the contrary — to characterize each note for all tax purposes as a prepaid derivative contract in respect of the underlier. Except as otherwise noted below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange, redemption or maturity of your notes, you should recognize short-term capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the note.

We will not attempt to ascertain whether any component of the underlier would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Internal Revenue Code. If a component of the underlier were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a U.S. holder. You should refer to publicly filed information with respect to each component and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of a particular component of the underlier is or becomes a PFIC.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service may assert that your notes should be treated as contingent short-term notes. Although there is no authority that specifically addresses the tax treatment of contingent short-term notes, if your notes are so treated, you generally should not recognize gain or loss prior to the sale, redemption or maturity of your notes and you may be required to defer interest deductions that are allocable to your purchase of the notes. You should consult your tax advisor regarding the tax consequences to you of this alternative treatment.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. In addition, it is possible that you could recognize gain when there is a change to the components of the underlier. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for United States federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above and you should consult your own tax advisor.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering the proper federal income tax treatment of an instrument such as your notes, including whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment and the value of your notes.

Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid withholding on debt instruments (in which case you will not be subject to such withholding) as set forth under "United States Taxation — Taxation of Debt Securities — United States Alien Holders" in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover page of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of       % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of       % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Supplemental Plan of Distribution” on page S-99 of the accompanying prospectus supplement no. 209. We expect to deliver the notes against payment therefore in New York, New York on December 1, 2009, which is expected to be the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

Page
Summary Information	PS-2
Additional Terms Specific to Your Notes	PS-4
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Underlier	PS-10
Supplemental Discussion of Federal Income Tax Consequences	PS-12
Supplemental Plan of Distribution	PS-14
Conflicts of Interest	PS-14

Prospectus Supplement No. 209 dated October 27, 2009
Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Underlier-Linked Autocallable Notes	S-24
Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes	S-46
General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes	S-60
Use of Proceeds and Hedging	S-90
Supplemental Discussion of Federal Income Tax Consequences	S-92
Employee Retirement Income Security Act	S-98
Supplemental Plan of Distribution	S-99
The Underliers	A-1
Dow Jones Euro Stoxx 50® Underlier	A-2
FTSE 100® Underlier	A-5
MSCI EAFE Underlier	A-8
Nikkei 225® Underlier	A-13
Russell 2000® Underlier	A-15
S&P 500® Underlier	A-19

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs

Group, Inc.

Autocallable Index-Linked Notes due 2010

(Linked to the Dow Jones Euro STOXX 50® Index)

Medium-Term Notes, Series D

Goldman, Sachs & Co.

JPMorgan